Exhibit 99.1

Uxin Announces Closing of Second Tranche of Financing for US$27.5 million

Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries and consolidated affiliated entities, the "Group") (NASDAQ: UXIN), a leading nationwide online used car dealer in China, today announced the closing of the second tranche of its financing transaction of up to US$315 million announced on June 15, 2021 (the "Transaction"). Pursuant to the Transaction, NIO Capital and Joy Capital may proceed with the second closing to subscribe for senior convertible preferred shares for an aggregate amount of US$50 million within 12 months following the first closing, which took place in July 2021. The Company has completed the second closing of US$27.5 million first, earlier than expected, through the issuance of a total of 80,104,865 senior convertible preferred shares, equivalent to 26,701,622 American Depositary Shares of the Company on an as-converted basis. NIO Capital and Joy Capital still retain their rights to purchase the senior convertible preferred shares for the remaining amount of US$22.5 million. In addition, Joy Capital agreed to lend the Group such amount of RMB equivalent to US$17.5 million, free of interest, which is due at the same time as Joy Capital exercises its right to purchase the remaining amount of US$17.5 million in connection with this Transaction. The Company previously announced the closing of the first tranche of this Transaction for US$100 million on July 12, 2021.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Uxin’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.